Schedule A

Pursuant to paragraph 3 of this Agreement, each class will pay a management fee at the annual rate set forth in the table below of the average daily net assets of the class (computed in the manner set forth in the Trust’s Trust Instrument) throughout the month.

Class(es)	Investor Class	Institutional Premium Class	Premier Class
Annualized Rate (bp)	12.0	8.0	6.0
Effective Date	July 1, 2019	July 1, 2019	May 13, 2020

FIDELITY ABERDEEN STREET TRUST on behalf of Fidelity Freedom Index 2015 Fund

By	/s/ Laura M. Del Prato
Laura M. Del Prato President and Treasurer

FIDELITY MANAGEMENT & RESEARCH COMPANY LLC

By	/s/ Christopher J. Rimmer
Christopher J. Rimmer Treasurer